Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Registration No.: 333-252928

Achronix Announces First Quarter 2021 Financial Results and Business Highlights

Santa Clara, Calif., May 4, 2021 – Achronix Semiconductor Corporation, a leader in high-performance field-programmable gate arrays (FPGAs) and embedded FPGA (eFPGA) IP, today announced financial results for the first quarter of 2021, ending March 31, 2021.

Financial Highlights:

•	Revenue increased to $29.9 million from $5.5 million in the first quarter of 2020.
•	Gross margin expanded to 78%, compared to 74% in the prior year’s quarter.

•	GAAP net income was $8.8 million, or $0.18 per diluted share, compared to a net loss of $5.3 million, or ($0.86) per share, in the first quarter of 2020.

•	Non-GAAP net income was $10.2 million, or $0.21 per diluted share, compared to a net loss of $5.3 million, or ($0.86) per share, in the same quarter a year ago.

•	Cash, cash equivalents and restricted cash increased to $45.2 million.

Business Highlights:

•	Began shipping engineering samples of 7nm Speedster®7t FPGAs to customers.
•	Reached shipment milestone of 10 million Speedcore embedded FPGA IP cores.

•	Announced partnership with Mobiveil to deliver proven interconnect cores for storage, networking and compute applications.

•	Introduced optimized test and measurement IP solutions in partnership with Logic Fruit.

Robert Blake, Achronix’s President and Chief Executive Officer commented, “Our business continues to be strong and we are seeing broad customer interest for both our latest Speedster7t FPGA family and our Speedcore eFPGA IP technology. We are extremely pleased with the initial testing of our first Speedster7t AC7t1500 devices which we began shipping to customers in the first quarter. We believe the Speedster7t device family offers the industry’s highest bandwidth for data acceleration workloads.”

Blake continued, “Looking forward, we are uniquely positioned as the only pure play provider of high-end data acceleration FPGA products and eFPGA IP solutions for rapidly growing markets, such as 5G wireless infrastructure, artificial intelligence and machine learning, high-performance computing, computational storage, automotive as well as networking. In addition to our substantial pipeline opportunities, we have significant non-cancellable backlog combined with a high margin operating model to support our growth initiatives. We look forward to finalizing the merger transaction with ACE Convergence Acquisition Corp.”

About Achronix Semiconductor Corporation

Achronix Semiconductor Corporation is a fabless semiconductor corporation based in Santa Clara, California, offering high-end FPGA-based data acceleration solutions, designed to address high-performance, compute-intensive and real-time processing applications. Achronix is the only supplier to have both high-performance and high-density standalone FPGAs and licensed eFPGA solutions. Achronix FPGA and eFPGA IP offerings are further enhanced by ready-to-use accelerator cards targeting AI, machine learning, networking and data center applications. All Achronix products are fully supported by a complete and optimized range of Achronix software tools called ACE, which enables customers to quickly develop their own custom applications. Achronix has a global footprint, with sales and design teams across the U.S., Europe and Asia. For more information, please visit www.achronix.com.

About ACE Convergence Acquisition Corp.

ACE Convergence Acquisition Corp. is a $230 million special purpose acquisition company whose business mandate is to identify and acquire an emerging leader in the IT infrastructure software/systems and system-on-a-chip markets that is well-positioned to capitalize on the changing landscape of data acceleration being driven by developments in AI, Cloud, and 5G technologies. ACE is comprised of a team of sector specialists with a solid track record of scaling complex technology organizations and making transformative value-creation decisions. For more information, please visit http://acev.io/home/default.aspx.

About ACE Equity Partners

ACE Equity Partners is an Asian-nexus mid-market cross-border private equity firm with a single-minded focus on the convergence of digital and industrial technologies. For more information, please visit: http://acelp.co.kr.

Non-GAAP Results

We present non-GAAP supplemental performance measures in this press release. We have presented this financial information because we believe the exclusion of non-cash charges allows for a more relevant comparison of our results of operations to other companies used by industry analysts and investors to compare our performance against that of our peer group and they provide a useful measure for period-to-period comparisons of our core operating performance.

We use non-GAAP financial measures to help us make strategic decisions, establish budgets and operational goals for managing our business, analyze our financial results, and evaluate our performance. We also believe that the presentation of non-GAAP financial measures provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Non-GAAP financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, comparable financial measures calculated in accordance with GAAP.

A reconciliation between GAAP and non-GAAP financial results is provided in the financial statements portion of this release.

In the first quarter of 2021, non-GAAP gross profit was $23.3 million, or 78% of revenue, non-GAAP operating expenses were $12.9 million, or 43% of revenue, non-GAAP income from operations was $10.4 million, or 35% of revenue and non-GAAP net income was $10.2 million, or $0.21 per diluted share.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “intend,” “expect,” “estimate,” “project,” “potential,” “future,” “may,” “will,” “would,” “will be,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements, other than statements of present or historical fact included in this press release, regarding ACE’s proposed acquisition of Achronix, ACE’s ability to consummate the proposed transaction, the benefits of the proposed transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenue growth, prospects and pipeline expectations, estimated market growth, estimated backlog, plans and objectives of management are forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities; the risk that the proposed transaction may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of ACE or the stockholders of Achronix and the receipt of certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the inability to complete the concurrent PIPE financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the transaction with ACE on Achronix’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Achronix; the outcome of any legal proceedings that may be instituted against Achronix or against ACE related to the Merger Agreement or the proposed transaction; the ability to maintain the listing of ACE’s securities on a national securities exchange; risks related to new accounting pronouncements or changes in accounting guidance; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Achronix; risks related to the rollout of Achronix’s business and the timing of expected business milestones; the effects of competition on Achronix’s business; the effects of the cyclical nature of the semiconductor industry on Achronix’s business; risks related to Achronix’s customer concentration; the risks to Achronix’s business if internal processes and information technology systems are not properly maintained; risks associated with Achronix’s operational dependence on independent contractors and third parties; risks associated with Achronix’s reliance on certain suppliers for, among other things, silicon wafers; risks and uncertainties related to the ongoing COVID-19 pandemic; risks and uncertainties related to Achronix’s international operations, including possible restrictions on cross-border investments which could harm Achronix’s financial position; and risks associated with Achronix’s ability to develop new products and adapt to new markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACE’s registration statement on Form S-4 discussed above and other documents filed, filed with the SEC on February 10, 2021, as may be amended from time to time with the SEC and available on EDGAR at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that Achronix does not presently know, or that Achronix currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements as predictions of future events, and Achronix assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.

Important Information for Investors and Stockholders

In connection with the proposed merger transaction, ACE has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of Ace’s common stock in connection with ACE’s solicitation of proxies for the vote by ACE’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Achronix’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, ACE will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACE, Achronix and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by ACE through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: ACE Corporation, 1013 Centre Road, Suite 403S, Wilmington, DE. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

ACE and its directors and officers may be deemed participants in the solicitation of proxies of ACE’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of ACE’s executive officers and directors in the solicitation by reading ACE’s final prospectus filed with the SEC on July 28, 2020, the registration statement on Form S-4, proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of ACE’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement, proxy statement relating to the business combination when it becomes available.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACE, the combined company or Achronix, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Trademarks

Achronix and Speedster are registered trademarks, and Speedcore and Speedchip are trademarks of Achronix Semiconductor Corporation. All other brands, product names and marks are the property of their respective owners.

ACHRONIX SEMICONDUCTOR CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollar in thousands, except shares and per share amounts)
(Unaudited)

	Three Months Ended
	March 31,
	2021	2020

Revenue:
Product	$25,604	$5,216
Licensing	4,249	246
Total revenue	29,853	5,462

Cost of revenue	6,627	1,423

Gross profit	23,226	4,039

Operating expenses
Research and development	7,582	6,565
Sales and marketing	2,589	1,945
General and administrative	3,382	973
Total operating expenses	13,553	9,483

Income (loss) from operations	9,673	(5,444)
Total other income (expense), net	(811)	120

Income (loss) before income tax expenses	8,862	(5,324)
Provision for income tax	99	23

Net income (loss)*	$8,763	$(5,347)

Net income (loss) per share
Basic	$0.53	$(0.86)
Diluted	$0.18	$(0.86)

Weighted - average shares used in computing net income per share:
Basic	16,506	6,203
Diluted**	48,020	6,203

* Net income does not exclude undistributed earnings attributable to participating securities.

**Diluted shares include options and warrants on an as-if-converted basis and exclude redeemable preferred stocks.

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ACHRONIX SEMICONDUCTOR CORPORATION
RECONCILIATION OF GAAP NET INCOME (LOSS)
TO NON-GAAP MEASURES
(Dollar in thousands, except shares and per share amounts)
(Unaudited)

	Three Months Ended
	March 31,
	2021	2020
Non-GAAP gross margin
GAAP gross profit	$23,226	$4,039
GAAP gross margin	78%	74%

Stock-based compensation expense - cost of revenue	33	20

Non-GAAP gross profit	$23,260	$4,060
Non-GAAP gross margin	78%	74%

Non-GAAP Operating income (loss)
GAAP operating income (loss)	$9,673	$(5,444)
Stock-based compensation expense
Cost of revenues	33	20
Research and development	251	107
Sales and marketing	140	100
General and administrative	284	112
Total stock-based compensation expense	708	339
Non-GAAP operating income (loss)	$10,381	$(5,105)

Non-GAAP net income
GAAP net income (loss)	$8,763	$(5,347)

Stock-based compensation expense	708	339
Change in fair value of warrant liability	767	(340)

Non-GAAP net income (loss)	$10,238	$(5,348)

GAAP basic earnings per share	$0.53	$(0.86)
Effect of non-GAAP adjustments on basic earnings per share	0.09	(0.00)
Non-GAAP basic earnings per share	$0.62	$(0.86)

GAAP diluted earnings per share	$0.18	$(0.86)
Effect of non-GAAP adjustments on diluted earnings per share	0.03	(0.00)
Non-GAAP diluted earnings per share	$0.21	$(0.86)

Weighted - average shares used in computing net income (loss) per share:
Basic	16,506	6,203
Diluted*	48,020	6,203

*Diluted shares include options and warrants on an as-if-converted basis and exclude redeemable preferred stocks.

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	Three Months Ended
	March 31,
	2021	2020
Adjusted EBIT
GAAP net income (loss)	$8,763	$(5,347)

Stock-based compensation expense	708	339
Total other income (expense), net	811	(120)
Provision for income tax	99	23
Adjusted EBIT	$10,381	$(5,105)

In addition to disclosing financial results calculated in accordance with U. S. generally accepted accounting principles (GAAP), the operating results presented contain non-GAAP financial measures that exclude the income statement effects of stock-based compensation expense and expenses related to the change in fair value of our redeemable preferred stock warrants.

Management believes it is useful to provide these non-GAAP financial measures and a reconciliation to comparable GAAP financial measures as we believe non-GAAP measures provide useful supplemental information for investors to evaluate our operating results in the same manner as used by industry research analysts, all of whom present non-GAAP projections in their published reports.  As such, non-GAAP measures provided by Achronix facilitate a more direct comparison of its performance with the financial reports published by the industry analysts. The items reconciling GAAP financial measures to non-GAAP financial measures and additional comments and the usefulness of each item are set forth below:

(1)	Stock-based compensation is excluded by management when evaluating operating activities and for strategic decision making, forecasting future results and evaluating current performance. Management believes that utilizing non-GAAP financial measures that exclude this non-cash item is useful in providing an alternate measure that excludes the variability caused by different methodologies and subjective assumptions used in the valuation of equity awards across different companies.

(2)	Redeemable preferred stock warrant is excluded from the internal analysis of Achronix's operations and management does not view this non-cash expense as reflective of the business' current performance. Management believes that utilizing non-GAAP financial measures that exclude this non-cash item is useful in providing an alternate measure that excludes the variability caused by such item.

Non-GAAP financial measures are not prepared in accordance with GAAP; therefore, the information is not necessarily comparable to other companies' financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

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ACHRONIX SEMICONDUCTOR CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollar in thousands)

	March 31,	December 31,
	2021	2020
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$40,193	$38,546
Restricted Cash	5,011	5,011
Accounts receivable, net	10,218	16,900
Inventories	10,021	2,116
Prepaid expenses and other current assets	2,016	2,251
Total current assets	67,459	64,824

Property and equipment, net	9,335	3,723
Operating lease assets, net	6,049	-
Intangible assets, net	19,251	16,432
Other current assets	3,232	1,247
Total assets	$105,326	$86,226

Liabilities, redeemable convertible preferred shares and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$9,542	$5,938
Accrued liabilities	11,178	13,414
Operating lease liabilities	941	-
Deferred revenue	1,476	4,176
Total current liabilities	23,137	23,528

Preferred stock warrant liability	5,078	4,311
Deferred revenue - noncurrent	2,558	2,800
Operating lease liabilities - noncurrent	5,400	-
Other noncurrent liabilities	8,413	6,125

Total liabilities	$44,586	$36,764

Redeemable convertible preferred stock	$320,916	$320,916

Stockholders' equity (deficit):
Common stock	18	9
Additional paid-in capital	8,488	5,983
Currency translation adjustment	(86)	(87)
Accumulated deficit	(268,596)	(277,359)
Total stockholders’ equity (deficit)	(260,176)	(271,454)
Total liabilities, redeemable convertible preferred shares and stockholders' equity (deficit)	$105,326	$86,226